EXHIBIT 99.1

                                                                     [Yell logo]

                                                                     17 May 2005

        news release news release news release news release news release


        YELL GROUP PLC FINANCIAL RESULTS FOR THE YEAR ENDED 31 MARCH 2005


                           GROWTH MOMENTUM CONTINUING

     o Group turnover up 8.3% to (pound)1,285.3 million; 12.8% at a constant exchange rate

     o Group adjusted EBITDA up 11.9% to (pound)402.8 million; 15.8% at a constant exchange rate

     o Group adjusted profit after tax (pound)117.0 million, excluding exceptional costs from lawsuits ((pound)60.2 million last year, excluding exceptional IPO costs)

     o Group operating cash flow less capital expenditure up 14.4% to (pound)347.2 million; up 17.6% at a constant exchange rate. Group free cash flow of (pound)229.9 million

     o Diluted earnings per share before amortisation and exceptional costs up 20.2% to 30.4 pence (25.3 pence last year on a pro forma basis)

     o    Recommended final dividend up 40% to 8.4p per share

Note: Earnings, profit after tax and cash flow figures stated before exceptional costs from lawsuits in our US operation of (pound)36.5 million ((pound)22.8 million net of tax credit) in the 2005 financial year, and exceptional IPO costs of (pound)148.5 million ((pound)111.3 million net of tax credit) in the 2004 financial year. Including these costs the Group made a profit after tax of (pound)94.2 million (a loss of (pound)51.1 million last year).

JOHN CONDRON, CHIEF EXECUTIVE OFFICER, SAID:

"Yell has again delivered good growth in both its US and UK operations. In the US, we continued to drive strong organic growth, augmented by acquisitions, and in the UK, while our growth was driven by Yell.com, the printed directories delivered a good performance against the background of increased competition.

"Looking ahead, we expect to deliver further profitable growth in all our operations. We shall also actively contribute to the Competition Commission investigation, presenting evidence of the dynamic and increasingly competitive classified advertising market in which we compete and the customer benefits that competition has delivered and continues to deliver."

JOHN DAVIS, CHIEF FINANCIAL OFFICER, SAID:

"Yell has continued to generate strong operating cash flow and deliver significant free cash flow. In line with the increase in the interim dividend, the Board is recommending a 40% increase in the final dividend, reflecting our confidence in the Group's future prospects."


                       Yell Group plc. Registered Office:
             Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT.
                       Registered in England No. 4180320.

ENQUIRIES

YELL - INVESTORS

Jill Sherratt
Tel        +44 (0)118 950 6984
Mobile     +44 (0)7764 879808

YELL - MEDIA

Jon Salmon
Tel        +44 (0)118 950 6656
Mobile     +44 (0)7801 977340

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel        +44 (0)20 7638 9571
Mobile     +44 (0)7973 611888


This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2004 annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 8 June 2004, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.


                   A copy of this release can be accessed at:
                         www.yellgroup.com/announcements
                         -------------------------------

  Our subsidiary, Yell Finance B.V., is expected to furnish its results for the year ended 31 March 2005 to the SEC on Form 20-F in June 2005.

      A copy of this filing can also be accessed on the Yell Group website.

YELL GROUP PLC SUMMARY FINANCIAL RESULTS


                                                -------------------------------------------------------
                                                          YEAR ENDED
                                                           31 MARCH
                                                     2004            2005
                                                -------------------------------------------------------
                                                                                            CHANGE AT
                                                                                             CONSTANT
                                                (POUND)M        (POUND)M     CHANGE   EXCHANGE RATE (6)
-------------------------------------------------------------------------------------------------------
Turnover (1)                                     1,186.9         1,285.3       8.3%              12.8%
Adjusted EBITDA (1) (2)                            360.1           402.8      11.9%              15.8%
Adjusted operating cash flow (1) (3)               303.5           347.2      14.4%              17.6%

Adjusted diluted earnings per share
   (pence) (4)                                      25.3            30.4      20.2%

Cash conversion (1) (5)                            84.3%           86.2%

Adjusted profit after tax (2)                       60.2           117.0

Exceptional items after tax                       (111.3)           22.8
(Loss) profit on ordinary activities after
   tax                                             (51.1)           94.2
------------------------------------------------------------------------------------------------------

     (1) Turnover, adjusted EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess our growth and operational efficiencies.

     (2) Adjusted items in the period ended 31 March 2004 are stated before exceptional costs arising on IPO. Adjusted items in the period ended 31 March 2005 are stated before exceptional costs from lawsuits associated with a Yellow Book advertising campaign.

     (3) Cash inflow from operations before payments of exceptional items, less capital expenditure.

     (4)  Diluted earnings per share before amortisation and exceptional items.

     (5)  Adjusted operating cash flow as a percentage of adjusted EBITDA.

     (6) Constant exchange rate states current year results at the same exchange rate as that used to translate the results for the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

REVIEW OF OPERATING PERFORMANCE

TURNOVER

Group turnover increased 8.3% to (pound)1,285.3 million; or 12.8% at a constant exchange rate, from (pound)1,186.9 million last year.

UK operations

UK turnover increased 4.6% to (pound)664.4 million. Turnover from printed directories grew 3.1% to (pound)612.1 million. The effect of RPI-6% was to reduce Yellow Pages prices by an average of 3.3%. Yell.com turnover increased by 40.3% to (pound)36.2 million.

The UK printed directories' retention rate was 75%, or 74% excluding national and key accounts. The decline from 77% last year primarily reflects increased competition and the substantial growth in our advertiser base over the last five years as new customers typically dilute retention. As a result, the total number of unique print advertisers was 478,000 compared with 480,000 last year. During the year, we grew average turnover per unique print advertiser by 3.5% to (pound)1,280 from (pound)1,237.

We rescoped 13 directories into 25 during the year, addressing changes in demographic, shopping and trading patterns and enabling us to compete more effectively with the wide range of alternative classified information available to the user. We now publish 102 Yellow Pages directories and offer full coverage of the UK, following the publication of the Hull directory for the first time.

Yell.com's continued rapid turnover growth of 40.3% reflected the 36.9% increase in searchable advertisers to 141,000, including 23,000 who do not advertise in our printed products. This brings our total UK unique advertisers to 501,000 (498,000 last year). Through our channel-neutral approach, Yell.com has successfully captured new advertisers from new markets, taking advantage of the widening usage of the internet within the classified advertising market. In line with this, we are offering Yell.com advertisers additional exposure through our recently announced distribution agreement with Google.

While the current Competition Commission review of the market is underway, Yellow Pages continues to cut prices by RPI-6%. In the year ahead, we expect total UK turnover to grow at around 3% with a significant contribution from Yell.com.

US operations

US turnover grew 12.5% to (pound)620.9 million. At a constant exchange rate, the increase was 22.3%; the average exchange rate was approximately $1.85:
(pound)1.00 against $1.69:(pound)1.00 in the previous year.

Unique advertisers increased 17.9% to 455,000 with average turnover per unique advertiser up 3.7% to $2,525 and retention up from 70% to 71%.

Of the 22.3% turnover growth before the exchange impact, 14.2% was from organic turnover growth. This comprised a contribution from strong same-market growth of 11.1%, which benefited from the successful relaunch of several major former McLeod directories, and growth of 3.1% from 19 new launches. The contribution to growth from acquisitions was 8.4%, mainly from Feist which we acquired in March 2004.

In the year ahead, we expect organic turnover growth of around 12%, helped by a heavy schedule of launches in the first half. We also expect our 2005 acquisitions to contribute an extra 1.5% of turnover in 2006.

ADJUSTED EBITDA

Group adjusted EBITDA increased 11.9% to (pound)402.8 million, or 15.8% at a constant exchange rate. The Group adjusted EBITDA margin increased one percentage point to 31.3%, reflecting the strong US performance.

UK adjusted EBITDA rose 3.3% to (pound)240.7 million, reflecting the continued excellent progress of Yell.com, which partially offset significant investment to support the continuing revenue growth of printed directories. Yell.com increased its EBITDA to (pound)9.6 million from (pound)5.3 million last year. The printed directory adjusted EBITDA margin decreased from 38.3% to 36.8%, and the overall UK adjusted EBITDA margin was 36.2%, compared with 36.7% the year before. In the year ahead, we expect the UK EBITDA margin to reflect increasing competitive pressure and additional charges under International Financial Reporting Standards.

In the US, strong revenue growth and operational leverage resulted in 27.6% growth in adjusted EBITDA to (pound)162.1 million - a 38.9% increase at a constant exchange rate. The US adjusted EBITDA margin increased from 23.0% to 26.1%, as a result of the high conversion of revenue outperformance into profit. In the year ahead, we expect the US EBITDA margin will continue to grow.

ADJUSTED OPERATING CASH FLOW AND NET DEBT

The Group converted 86.2% of adjusted EBITDA to cash, as compared to 84.3% last year, benefiting from the timing of receipts around the year end. We expect to continue to convert around 80% of EBITDA to cash in the year ahead.

Group adjusted operating cash flow increased 14.4% to (pound)347.2 million, or 17.6% at a constant exchange rate.

Free cash flow was (pound)229.9 million, comprising net cash inflow from operating activities of (pound)357.6 million, less interest of (pound)72.2 million, taxation paid of (pound)31.5 million and purchase of fixed assets of (pound)24.0 million. We made an additional annual pension contribution of (pound)8.2 million in the year, and expect to make an additional annual contribution of approximately (pound)8.5 million in the next financial year. These contributions are the first step in alleviating the (pound)69.6 million (net of tax) pension deficit reported under FRS 17. While the contributions reduce free cash flow, they have no effect on the Group's profit and loss.

Net debt at (pound)1,106 million, down (pound)117 million from 31 March 2004, represents a multiple of 2.7 times adjusted EBITDA.

NET RESULTS

AFTER TAX RESULTS

Profit after tax before exceptional items for the year to 31 March 2005 was (pound)117.0 million, compared with an adjusted profit after tax of (pound)60.2 million for the prior year. This reflects the strong EBITDA growth, as well as the lower interest charges arising from the new capital structure put in place at the time of our IPO on 15 July 2003. The tax charge before exceptional items was (pound)73.2 million, which represents 25.4% of profit before tax adjusted for goodwill amortisation and exceptional costs. We expect the effective tax rate to be around 30% of profits before amortisation and tax in the 2006 financial year under current UK GAAP and around 33% under IFRS.

The profit after tax for the year ended 31 March 2005, including exceptional items, was (pound)94.2 million. The loss after tax for the year ended 31 March 2004, including the exceptional costs detailed below, was (pound)51.1 million.

EXCEPTIONAL COSTS

The exceptional costs of (pound)36.5 million ((pound)22.8 million after tax) are the estimated costs relating to lawsuits brought against Yellow Book USA in relation to an advertising campaign that finished in 2004.

As we previously disclosed, a lawsuit filed by Verizon was settled in October 2004. Following publication of our half year results, Yellow Book USA was served with complaints filed as class actions in five US States and the District of Columbia. In these actions, the plaintiffs allege violations of consumer protection legislation and are placing reliance on findings of the New York court in the now settled suit brought against Yellow Book USA by Verizon. On 13 May 2005, the court in New Jersey gave its preliminary approval to a comprehensive national settlement, with no admission of liability. Notice of the terms of settlement will be published to class members and the final approval hearing is anticipated to be held in late summer 2005.

Last year, exceptional costs arose entirely on our IPO and amounted to (pound)148.5 million before tax ((pound)111.3 million after tax).

EARNINGS AND DIVIDEND PER SHARE

Diluted earnings per share were 30.4 pence before amortisation and exceptional costs; an increase of 20.2% on a pro forma basis. Basic earnings per share before amortisation and exceptional costs were 30.8 pence. This compares with pro forma (before amortisation and as if the IPO had occurred before the start of last year) basic earnings per share of 25.6 pence last year.

In line with the increase in the interim dividend, the Board is proposing an increase of 40% in the final dividend to 8.4 pence per share, bringing the total dividend for the year to 12.6 pence per share.

The ex-dividend date will be 20 July 2005 and the final dividend will be paid on 19 August 2005 to shareholders registered on 22 July 2005.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

From 1 April 2005 onwards, we are required to prepare our consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"), with comparative financial information for the prior year on the same basis.

We expect to publish on our website in June 2005, conversion statements that will set out the effects of the transition from UK GAAP to IFRS on our balance sheet at 1 April 2004 and on the quarterly results thereafter. These statements will be prepared on the basis of our best knowledge of what IFRS may require at 31 March 2006. The current standards are subject to ongoing review and interpretation. There is a possibility that IFRS at 31 March 2006 will be different from what we currently expect. Therefore, the financial information for the 2005 financial year that we publish in our audited accounts for the year ending 31 March 2006 may be different from our current expectations.

The conversion statements will include the three months ended 30 June 2004, the six months ended 30 September 2004, the nine months ended 31 December 2004 and the year ended 31 March 2005. Our first results under IFRS will be for the three months ended 30 June 2005.

In reporting our IFRS results, the primary changes to our UK GAAP published results arise from:

     o discontinuing goodwill amortisation unless the value of goodwill is impaired;

     o accounting for pensions on a basis similar to what would have been required under FRS 17;

     o    expensing the fair value of options granted to employees; and

     o increasing the tax charge to remove certain benefits recorded under UK GAAP.

The adjusted EBITDA under IFRS for 2005 is 2.4% lower than UK GAAP at (pound)393.0 million. Profit before tax is (pound)234.4 million and profit after tax is (pound)162.5 million, 52.5% and 72.5% higher respectively, primarily due to discontinuing goodwill amortisation. The adjustments do not affect the reported cash flows from operations. Additional information regarding the effects of IFRS on our 2005 results is provided in the analyst presentation on our website.

UK REGULATION

In August 2004, the UK Office of Fair Trading (OFT) announced a review of Yell UK's undertakings in respect of our Yellow Pages directories. In November 2004 the OFT announced that this review would take the form of a market study under the terms of the Enterprise Act. At the conclusion of their study in April 2005, the OFT referred what it defined as "classified directory advertising services" to the Competition Commission (the "Commission") for investigation.

The Commission's administrative timetable allows for the publication of its final report by the end of June 2006. The Commission is not bound in the remedies it can apply and a very wide range of outcomes is therefore possible.

Yell is committed to playing a proactive role in the demanding process of the Commission's investigation. The internal team, led by John Condron, is supported by external advisers and industry experts. Yell will ensure that the necessary talent and resource is available throughout the process to make certain that our arguments are supported and heard.

In the ten years since the Monopolies and Mergers Commission completed its first review, the classified advertising market has become increasingly dynamic and aggressively competitive. Recently there have been a number of new entrants into the market. These include printed directories from BT and Trinity Mirror, more than 80 phone-based services and numerous online services. We believe that this has served advertisers and users well, and that the market is still evolving.

We are confident that the development and growth of our business in the UK and US will continue unaffected during the investigation.

KEY OPERATIONAL INFORMATION

                                                                              ----------------------
                                                                                YEAR ENDED 31 MARCH
                                                                              -----------------------
                                                                                 2004           2005        CHANGE
-------------------------------------------------------------------------------------------------------------------
UK PRINTED DIRECTORIES
Unique advertisers (thousands) (1)                                                480            478         (0.4)%
Directory editions published                                                       99            111
Unique advertiser retention rate (%) (2)                                           77             75
Turnover per unique advertiser ((pound))                                        1,237          1,280           3.5%


US PRINTED DIRECTORIES
Unique advertisers (thousands) (1) (3)                                            386            455          17.9%
Directory editions published                                                      536            565
Unique advertiser retention rate (%) (3)                                           70             71
Turnover per unique advertiser ($)                                              2,434          2,525           3.7%


OTHER UK PRODUCTS AND SERVICES
Yell.com searchable advertisers at 31 March (thousands)(4)                        103            141          36.9%
Yell.com page impressions for March (millions) (5)                                 67             68           1.5%
Yell.com searches for March (millions)                                             19             21          10.5%
-------------------------------------------------------------------------------------------------------------------

     (1) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

     (2) The proportion of unique advertisers that have renewed their advertising from the preceding publication. As a result of improvements to our systems, we are now able to include national and key accounts in our measurement of retention. If we had continued to exclude these accounts, the retention rate for the year ended 31 March 2005 would have been 74%. We have not adjusted previously reported figures for the year ended 31 March 2004. These improvements to our systems have not affected the reporting of our financial results.

     (3) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the year ended 31 March 2004 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

     (4) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase products such as banners and domain names.

     (5) Growth in page impressions is lower than in previous periods as a result of a site redesign that has reduced the number of pages a user has to access when searching Yell.com.

YELL GROUP PLC AND SUBSIDIARIES


UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                             YEAR ENDED 31 MARCH
                                                                        ----------------------------
                                                             NOTES             2004            2005
                                                                        ------------    ------------
                                                                           (POUND)M        (POUND)M
   TURNOVER                                                      2          1,186.9         1,285.3
   Cost of sales                                                             (552.9)         (592.3)
                                                                        ------------    ------------
   GROSS PROFIT                                                               634.0           693.0
                                                                        ------------    ------------
   Distribution costs                                                         (34.5)          (38.3)
   Administrative expenses
      Ongoing activities                                                     (359.0)         (373.5)
      Exceptional items                                         4             (90.1)          (36.5)
                                                                        ------------    ------------
                                                                             (449.1)         (410.0)
                                                                        ------------    ------------
   OPERATING PROFIT                                             3             150.4           244.7
   Net interest payable
        Ongoing activities                                                   (136.1)          (91.0)
        Exceptional items                                       4             (58.4)              -
                                                                        ------------    ------------
                                                                             (194.5)          (91.0)
                                                                        ------------    ------------

   (LOSS) PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                       (44.1)          153.7
   TAXATION
        On ongoing activities                                   4             (44.2)          (73.2)
        On exceptional items                                    4              37.2            13.7
                                                                        ------------    ------------
                                                                5              (7.0)          (59.5)
                                                                        ------------    ------------
   (LOSS) PROFIT  ON ORDINARY ACTIVITIES AFTER TAXATION                       (51.1)           94.2
   Dividend                                                     6             (62.8)          (88.3)
                                                                        ------------    ------------
   (LOSS) PROFIT FOR THE FINANCIAL YEAR                                      (113.9)            5.9
                                                                        ============    ============

                                                                          (in pence)      (in pence)

   Basic (loss) earnings per share                               7             (8.9)           13.4
   Diluted (loss) earnings per share                             7             (8.9)           13.3

    EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEMS
         AND GOODWILL AMORTISATION (A)
    Adjusted basic                                               7             25.6            30.8
    Adjusted diluted                                             7             25.3            30.4


     (a) Earnings per share before exceptional items and goodwill amortisation for the year ended 31 March 2004 are calculated on a pro forma basis as though our IPO and debt refinancing had occurred before 1 April 2003.

With the exception of the profit for the financial period detailed above and the currency movements detailed in note 10, there have been no other recognised gains or losses.

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES


UNAUDITED CONSOLIDATED CASH FLOW STATEMENT


                                                                             YEAR ENDED 31 MARCH
                                                                       -------------------------------
                                                                NOTES         2004               2005
                                                                       ------------       ------------
                                                                          (POUND)M           (POUND)M
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                294.2              357.6
    RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
    Interest paid                                                           (120.4)             (72.2)
    Redemption premium paid                                                  (19.7)                 -
    Finance fees paid                                                        (16.4)                 -
                                                                       ------------       ------------
    NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS
        AND SERVICING OF FINANCE                                            (156.5)             (72.2)
                                                                       ------------       ------------
    TAXATION                                                                 (13.7)             (31.5)
                                                                       ------------       ------------
    CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
    Purchase of tangible fixed assets, net
        of sale proceeds                                                     (24.5)             (24.0)
                                                                       ------------       ------------
    NET CASH OUTFLOW FOR CAPITAL EXPENDITURE
        AND FINANCIAL INVESTMENT                                             (24.5)             (24.0)
                                                                       ------------       ------------

    ACQUISITIONS
    Purchase of subsidiary undertakings, net of
        cash acquired                                                       (108.9)             (31.8)
                                                                       ------------       ------------
    NET CASH OUTFLOW FOR ACQUISITIONS                                       (108.9)             (31.8)
                                                                       ------------       ------------
    DIVIDENDS PAID                                            8              (20.9)             (71.1)
                                                                       ------------       ------------
    NET CASH (OUTFLOW) INFLOW BEFORE FINANCING
                                                                             (30.3)             127.0
    FINANCING
    Issue of ordinary share capital                           8              433.6                3.4
    Expenses paid in connection with share issue                             (23.7)                 -
    Purchase of own shares                                    8               (5.8)              (6.6)
    New loans issued                                                       1,036.0                  -
    Borrowings repaid                                         8           (1,418.4)             (85.0)
                                                                       ------------       ------------
    NET CASH INFLOW (OUTFLOW) FROM FINANCING                                  21.7              (88.2)
                                                                       ------------       ------------
    INCREASE IN NET CASH IN THE PERIOD                                        (8.6)              38.8
                                                                       ============       ============

    RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW
        FROM OPERATING ACTIVITIES
    Total operating profit                                                   150.4              244.7
    Depreciation                                                              22.9               23.0
    Goodwill amortisation                                                     96.7               98.6
    Employee costs settled in shares                                          49.1                2.5
    Increase in stocks                                                       (19.5)             (23.0)
    Increase in debtors                                                       (3.8)             (38.4)
    (Decrease) increase in creditors                                          (3.7)              47.3
    Other non-cash items                                                       2.1                2.9
                                                                       ------------       ------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                294.2               357.6
                                                                       ============       ============

   NET CASH INFLOW FROM OPERATING ACTIVITIES                                 294.2              357.6
   Cash payments of accrued exceptional items                                 33.8               13.6
   Purchase of tangible fixed assets, net of sale proceeds                   (24.5)             (24.0)
                                                                       ------------       ------------
   NET CASH INFLOW FROM OPERATING ACTIVITIES BEFORE PAYMENTS
      OF EXCEPTIONAL ITEMS AND AFTER CAPITAL EXPENDITURE                     303.5              347.2
                                                                       ============       ============

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                                      AT                    AT
                                                                                31 MARCH              31 MARCH
                                                        NOTES                       2004                  2005
                                                                            -------------         -------------
                                                                                (POUND)M              (POUND)M
                                                                            -------------         -------------
    FIXED ASSETS
    Intangible assets                                                            1,725.3               1,635.0
    Tangible assets                                                                 45.9                  47.8
    Investment                                                                       1.8                   2.0
                                                                            -------------         -------------
    TOTAL FIXED ASSETS                                                           1,773.0               1,684.8
                                                                            -------------         -------------

    CURRENT ASSETS
    Stocks                                                                         151.9                 172.6
    Debtors                                                                        460.6                 478.7
    Cash at bank and in hand                                  8                     18.7                  55.5
                                                                            -------------         -------------
    TOTAL CURRENT ASSETS                                                           631.2                 706.8
                                                                            -------------         -------------
    CREDITORS: AMOUNTS FALLING DUE WITHIN
      ONE YEAR
    Loans and other borrowings                              8,9                    (85.8)                (91.3)
    Other creditors                                                               (273.0)               (345.7)
                                                                            -------------         -------------
    TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
                                                                                  (358.8)               (437.0)
                                                                            -------------         -------------
    NET CURRENT ASSETS                                                             272.4                 269.8
                                                                            -------------         -------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                        2,045.4               1,954.6
    CREDITORS: AMOUNTS FALLING DUE AFTER
      MORE THAN ONE YEAR
    Loans and other borrowings                              8,9                 (1,155.9)             (1,070.3)
                                                                            -------------         -------------
    NET ASSETS                                                                     889.5                 884.3
                                                                            =============         =============

    CAPITAL AND RESERVES
    Called up share capital                                  10                      7.0                   7.0
    Share premium account                                    10                  1,184.7               1,191.0
    Profit and loss account                                  10                   (302.2)               (313.7)
                                                                            -------------         -------------
    EQUITY SHAREHOLDERS' FUNDS                                                     889.5                 884.3
                                                                            =============         =============


         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION

1.   BASIS OF PREPARATION AND CONSOLIDATION

     The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

     The unaudited financial information has been prepared under the historical cost convention in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies that were set out in the audited consolidated financial information of Yell Group plc for the year ended 31 March 2004.

     The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

     In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

     The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, employee pension costs and taxes.

YELL GROUP PLC AND SUBSIDIARIES

2.       TURNOVER

                                                                        YEAR ENDED 31 MARCH         CHANGE
                                                                   ----------------------------------------
                                                                          2004            2005          %
                                                                   ------------    ------------
                                                                      (POUND)M        (POUND)M
          UK operations:
          UK printed directories                                         593.9           612.1        3.1%
          Other products and  services                                    41.0            52.3       27.6%
                                                                   ------------    ------------
          TOTAL UK TURNOVER                                              634.9           664.4        4.6%
                                                                   ------------    ------------

          US printed directories at constant exchange rate (a)           552.0           675.0       22.3%
          Exchange impact (a)                                                -           (54.1)
                                                                   ------------    ------------
          TOTAL US TURNOVER                                              552.0           620.9       12.5%
                                                                   ------------    ------------
          GROUP TURNOVER                                               1,186.9         1,285.3        8.3%
                                                                   ============    ============


(a) Constant exchange rate states current year results at the same exchange rate as that used to translate the results for the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.


3.       OPERATING PROFIT AND EBITDA INFORMATION

           ADJUSTED EBITDA BY SEGMENT
                                                                         YEAR ENDED 31 MARCH        CHANGE
                                                                   ---------------------------------------
                                                                         2004             2005          %
                                                                   ---------------------------------------
                                                                     (POUND)M         (POUND)M
          UK operations :
          UK printed directories                                         227.7           225.5      (1.0)%
          Other products and services                                      5.4            15.2
                                                                   ------------    ------------
          TOTAL UK OPERATIONS                                            233.1           240.7        3.3%
                                                                   ------------    ------------

          US printed directories at constant exchange rate (a)           127.0           176.4       38.9%
          Exchange impact (a)                                                -           (14.3)
                                                                   ------------    ------------
          TOTAL US OPERATIONS                                            127.0           162.1       27.6%
                                                                   ------------    ------------
          GROUP ADJUSTED EBITDA                                          360.1           402.8       11.9%
                                                                   ============    ============


(a) Constant exchange rate states current year results at the same exchange rate as that used to translate the results for the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

YELL GROUP PLC AND SUBSIDIARIES

3.   OPERATING PROFIT AND EBITDA INFORMATION (CONTINUED)

     RECONCILIATION OF GROUP OPERATING PROFIT TO ADJUSTED EBITDA (a)

                                                                         YEAR
                                                                    ENDED 31 MARCH                CHANGE
                                                         ------------------------------------------------
                                                                 2004                  2005            %
                                                         ------------------------------------------------
                                                             (POUND)M              (POUND)M
         UK operations
         OPERATING PROFIT                                       129.8                 170.6
         Depreciation and amortisation                           69.4                  70.1
                                                         -------------         -------------
         UK OPERATIONS EBITDA                                   199.2                 240.7
         Exceptional items                                       33.9                     -
                                                         -------------         -------------
         UK OPERATIONS ADJUSTED EBITDA                          233.1                 240.7           3.3%
                                                         -------------         -------------

         UK OPERATIONS ADJUSTED EBITDA MARGIN                    36.7%                 36.2%
                                                         =============         =============

         US operations
         OPERATING PROFIT                                        20.6                  74.1
         Depreciation and amortisation                           50.2                  51.5
                                                         -------------         -------------
         US OPERATIONS EBITDA                                    70.8                 125.6
         Exceptional items                                       56.2                  36.5
         Exchange impact (b)                                        -                  14.3
                                                         -------------         -------------
         US OPERATIONS ADJUSTED EBITDA AT CONSTANT              127.0                 176.4          38.9%
           EXCHANGE RATE (b)
         Exchange impact (b)                                        -                 (14.3)
                                                         -------------         -------------
         US OPERATIONS ADJUSTED EBITDA                          127.0                 162.1          27.6%
                                                         -------------         -------------

         US OPERATIONS ADJUSTED EBITDA MARGIN  (c)               23.0%                 26.1%
                                                         =============         =============


         Group

         OPERATING PROFIT                                       150.4                 244.7
         Depreciation and amortisation                          119.6                 121.6
                                                         -------------         -------------
         GROUP EBITDA                                           270.0                 366.3          35.7%
         Exceptional items                                       90.1                  36.5
         Exchange impact (b)                                        -                  14.3
                                                         -------------         -------------
         GROUP ADJUSTED EBITDA AT CONSTANT EXCHANGE             360.1                 417.1          15.8%
            RATE (b)
         Exchange impact (b)                                        -                 (14.3)
                                                         -------------         -------------
         GROUP ADJUSTED EBITDA                                  360.1                 402.8          11.9%
                                                         =============         =============

         GROUP ADJUSTED EBITDA MARGIN                            30.3%                 31.3%
                                                         =============         =============


     (a) Adjusted EBITDA is one of the key financial measures that we use to assess the growth in the business and operational efficiencies.

     (b) Constant exchange rate states current year results at the same exchange rate as that used to translate the results for the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

     (c) US operations EBITDA margin including exceptional items is 20.2% in the year ended 31 March 2005 (2004 - 12.8%).

     We do not allocate interest or taxation charges by product or geographic segment.

YELL GROUP PLC AND SUBSIDIARIES

4.   RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

                                                                     YEAR ENDED 31 MARCH
                                     -------------------------------------------------------------------------------------
                                                         2004                                       2005
                                     -------------------------------------------------------------------------------------
                                          ORDINARY      EXCEPTIONAL                 ORDINARY     EXCEPTIONAL
                                             ITEMS            ITEMS       TOTAL        ITEMS           ITEMS        TOTAL
                                     -------------------------------------------------------------------------------------
                                          (POUND)M         (POUND)M    (POUND)M     (POUND)M        (POUND)M     (POUND)M

         GROSS PROFIT                        634.0              -         634.0        693.0             -          693.0
         Distribution costs                  (34.5)             -         (34.5)       (38.3)            -          (38.3)
         Administrative expenses            (359.0)           (90.1)     (449.1)      (373.5)          (36.5)      (410.0)
                                     -------------------------------------------------------------------------------------
         OPERATING PROFIT (LOSS)             240.5            (90.1)      150.4        281.2           (36.5)       244.7
         Net interest payable               (136.1)           (58.4)     (194.5)       (91.0)            -          (91.0)
                                     -------------------------------------------------------------------------------------
         PROFIT (LOSS) BEFORE
             TAXATION                        104.4           (148.5)      (44.1)       190.2           (36.5)       153.7
         Taxation                            (44.2)            37.2        (7.0)       (73.2)           13.7        (59.5)
                                     -------------------------------------------------------------------------------------
         PROFIT (LOSS) FOR THE
             PERIOD                           60.2           (111.3)      (51.1)       117.0           (22.8)        94.2
                                     =====================================================================================

     Exceptional costs for the year ended 31 March 2005 are the estimated costs relating to settlement of lawsuits brought against our US operations (see note 12). Exceptional administrative costs in the year ended 31 March 2004 relate to costs incurred in connection with our IPO.

5.   TAXATION

                                                                              YEAR ENDED 31 MARCH
                                                                         ------------------------------
                                                                                2004             2005
                                                                         ------------     ------------
                                                                            (POUND)M         (POUND)M
         UK corporation tax at 30%                                              21.6             44.6
         Adjustment in respect of prior period                                   0.4              0.6
         Foreign taxes                                                           1.1              1.5
                                                                         ------------     ------------
         Total current tax                                                      23.1             46.7
                                                                         ------------     ------------

         Origination and reversal of timing differences:
            UK                                                                  (1.8)             2.6
            Foreign                                                            (14.3)            10.2
                                                                         ------------     ------------
         Total deferred tax                                                    (16.1)            12.8
                                                                         ------------     ------------
         Tax charge on profit on ordinary activities                             7.0             59.5
                                                                         ============     ============

YELL GROUP PLC AND SUBSIDIARIES

5.   TAXATION (CONTINUED)

     The effective tax rate for the year is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:


                                                                               YEAR ENDED 31 MARCH
                                                                         ------------------------------
                                                                                2004              2005
                                                                         ------------      ------------
                                                                            (POUND)M          (POUND)M

         Loss on ordinary activities before taxation                           (44.1)            153.7
                                                                         ------------      ------------
         Loss on ordinary activities before taxation multiplied
            by the standard rate of corporation tax in the
            United Kingdom (30%)                                               (13.2)             46.1
         Effects of:
            Adjustments from prior years                                         0.4               0.6
            Goodwill amortisation disallowed for tax                            22.6              20.2
            Higher rates on overseas earnings                                   (1.9)              1.3
            Other permanent differences for tax purposes                        12.9              (3.8)
            US tax losses (used) created in the year                             0.7             (19.3)
            Other timing differences                                             1.6               1.6
                                                                         ------------      ------------
         Total current tax                                                      23.1              46.7
                                                                         ============      ============

6.   INTERIM AND FINAL DIVIDEND PER SHARE

     The interim dividend of 4.2 pence per share (2004 - 3.0 pence per share) was paid on 17 December 2004 to shareholders registered at the close of business on 19 November 2004 and amounted to (pound)29.4 million (2004 - (pound)20.9 million). A proposed final dividend of 8.4 pence per share (2004 - 6.0 pence per share) will be paid on 19 August 2005 to shareholders registered at the close of business on 22 July 2005.

YELL GROUP PLC AND SUBSIDIARIES
UNAUDITED NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

7.   EARNINGS (LOSS) PER SHARE


                                                         PRO FORMA
                                                          INTEREST
                                                           ADJUST-       EXCEPTIONAL
                                                         MENTS NET         COSTS NET
                                               ACTUAL    OF TAX (a)        OF TAX (b)    AMORTISATION (c)       ADJUSTED
                                         --------------------------------------------------------------------------------
         YEAR ENDED 31 MARCH 2005

         Group profit for the
            financial period ((pound)m)          94.2            -              22.8                98.6           215.6
         Weighted average number of
            issued ordinary shares
            (millions) (d)                        701            -                                                   701
                                         -------------                                                      -------------
         BASIC EARNINGS PER
              SHARE (PENCE)                      13.4                                                               30.8
         Effect of share options
            (pence)                              (0.1)                                                              (0.4)
                                         -------------                                                      -------------
         DILUTED EARNINGS PER
            SHARE (PENCE)                        13.3                                                               30.4
                                         =============                                                      =============

         YEAR ENDED 31 MARCH 2004

         Group (loss) profit for the
            financial period ((pound)m)         (51.1)        21.1             111.3                96.7           178.0
         Weighted average number of
            issued ordinary shares
            (millions) (d)                        572          123                                                   695
                                         -------------                                                      -------------
         BASIC (LOSS) EARNINGS PER
            SHARE (PENCE)                        (8.9)                                                              25.6
         Effect of share options
            (pence)                                 -                                                               (0.3)
                                         -------------                                                      -------------
         DILUTED (LOSS) EARNINGS PER
            SHARE (PENCE)                        (8.9)                                                              25.3
                                         =============                                                      =============


     (a) Group losses for the year ended 31 March 2004 were adjusted to exclude interest charges on the long-term debt we repaid as a result of the IPO. Interest was added back by referring to the effective interest rates applied to the borrowings repaid from the proceeds of the IPO over the period. All interest adjustments were tax effected at the UK corporation tax rate of 30%. The weighted average number of shares for the year ended 31 March 2004 was adjusted as though the IPO happened before 1 April 2003.

     (b)  Exceptional items are explained in note 4.

     (c) Amortisation charges presented are not adjusted for tax. The adjustment would have been (pound)88.0 million, as opposed to
          (pound)98.6 million, and (pound)86.4 million, as opposed to (pound)96.7 million, in 2005 and 2004, respectively, if the tax effect from tax allowable amortisation in the United States had been taken into account. Accordingly, the diluted earnings per share would have been 28.9 pence, as opposed to 30.4 pence, in the year ended 31 March 2005 and 23.8 pence, as opposed to 25.3 pence in the year ended 31 March 2004.

     (d) The calculation of the basic and diluted earnings (loss) per ordinary share was based on the profit (loss) for the relevant financial year and on 695 million shares for the year ended 31 March 2004, being the weighted average share capital during the year after taking into account the restructuring of the existing share capital on the IPO. For the year ended 31 March 2005, the calculation was based on 701 million shares, the weighted average share capital during the year.

YELL GROUP PLC AND SUBSIDIARIES

8.       NET DEBT


         ANALYSIS OF NET DEBT

                                                                                AT                      AT
                                                                     31 MARCH 2004           31 MARCH 2005
                                                                   ----------------        ----------------
                                                                          (POUND)M                (POUND)M
         Long-term loans and other borrowings
             falling due after more than one year                          1,155.9                 1,070.3
         Short-term borrowings and long-term
             loans and other borrowings falling due within
             one year                                                         85.8                    91.3
                                                                   ----------------        ----------------
         Total debt                                                        1,241.7                 1,161.6
         Cash at bank and in hand                                            (18.7)                  (55.5)
                                                                   ----------------        ----------------
         NET DEBT AT END OF PERIOD                                         1,223.0                 1,106.1
                                                                   ================        ================


         RECONCILIATION OF MOVEMENT IN NET DEBT

                                                                         DEBT DUE
                                                                       WITHIN ONE
                                                             TOTAL           YEAR
                                                              CASH      EXCLUDING       DEBT DUE
                                                         LESS BANK           BANK          AFTER
                                                         OVERDRAFT      OVERDRAFT       ONE YEAR       NET DEBT
                                                      ----------------------------------------------------------
                                                          (POUND)M       (POUND)M       (POUND)M       (POUND)M

         AT 31 MARCH 2004                                     18.7          (85.8)      (1,155.9)      (1,223.0)
         Net cash inflow before financing and
               dividends paid                                198.1              -              -          198.1
         Dividend paid                                       (71.1)             -              -          (71.1)
         Long term debt becoming due within one year             -          (90.0)          90.0              -
         Borrowings repaid                                   (85.0)          85.0              -              -
         Issue of ordinary share capital                       3.4              -              -            3.4
         Purchase of own shares                               (6.6)             -              -           (6.6)
         Non-cash charges                                        -           (0.5)         (16.3)         (16.8)
         Currency movements                                   (2.0)             -           11.9            9.9
                                                      ----------------------------------------------------------
         AT 31 MARCH 2005                                     55.5          (91.3)      (1,070.3)      (1,106.1)
                                                      ==========================================================

YELL GROUP PLC AND SUBSIDIARIES

9.       LOANS AND OTHER BORROWINGS

                                                                                          AT                AT
                                                                                    31 MARCH          31 MARCH
                                                                                     2004 (a)          2005 (a)
                                                                             ----------------  ----------------
                                                                                    (POUND)M          (POUND)M
         AMOUNTS FALLING DUE WITHIN ONE YEAR
         Senior credit facilities (b)                                                   80.0              90.0
         Revolver loan (b)                                                               5.0                 -
         Net obligations under finance leases                                            0.8               1.3
                                                                             ----------------  ----------------
         TOTAL AMOUNTS FALLING DUE WITHIN ONE YEAR                                      85.8              91.3
                                                                             ----------------  ----------------
         AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
         Senior credit facilities (b)                                                  856.6             761.0
         Senior notes:
             Senior sterling notes                                                     158.1             159.8
             Senior dollar notes                                                        68.1              67.4
             Senior discount dollar notes                                               73.1              82.1
                                                                             ----------------  ----------------
          TOTAL AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                         1,155.9           1,070.3
                                                                             ----------------  ----------------
         NET LOANS AND OTHER BORROWINGS                                              1,241.7           1,161.6
                                                                             ================  ================

     (a) Balances are shown net of deferred financing fees of (pound)14.0 million at 31 March 2005 and (pound)20.1 million at 31 March 2004.

     (b) Yell made payments of (pound)85 million in the year ended 31 March 2005 on amounts owed under the senior facility as required by the senior facility agreement and also repaid (pound)5 million that had been drawn down against the senior revolving credit facility at 31 March 2004.


10.      CHANGES IN EQUITY SHAREHOLDERS' FUNDS

                                                            SHARE         SHARE     PROFIT AND
                                                          CAPITAL       PREMIUM   LOSS ACCOUNT          TOTAL
                                                     --------------------------------------------------------
                                                         (POUND)M      (POUND)M       (POUND)M       (POUND)M
         BALANCE AT 31 MARCH 2004
                                                              7.0       1,184.7         (302.2)         889.5
         Profit on ordinary
            activities after taxation                           -             -           94.2           94.2
         Dividends
                                                                -             -          (88.3)         (88.3)
         Ordinary shares issued                                 -           6.3           (0.3)           6.0
         Capital Accumulation Plan and
            other employee share schemes (a)                    -             -           (3.7)          (3.7)
         Currency movements (b)
                                                                -             -          (13.4)         (13.4)
                                                     -------------  ------------   ------------   ------------
         BALANCE AT 31 MARCH 2005                             7.0       1,191.0         (313.7)         884.3


     (a) Purchase of shares ((pound)6.6 million) and amortisation of the costs incurred in buying shares held in an ESOP trust for employees.

     (b) The cumulative currency translation adjustment was a (pound)116.1 million loss at 31 March 2005 (31 March 2004 - (pound)102.7 million loss).

YELL GROUP PLC AND SUBSIDIARIES

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Our consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom which differ in certain respects from those applicable in the United States ("US GAAP"). Differences result primarily from acquisition accounting, which affects the accounting for directories in progress, goodwill and other intangibles and taxation. Timing differences also arise when recognising certain costs associated with directories in progress, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States. Differences in accounting for pensions arise from the requirements to use different actuarial methods and assumptions. Differences in accounting for our share options arise from the adoption of option pricing models to value options under US GAAP in circumstances where the options are valued at (pound)nil value under UK GAAP. Dividends are recorded, under UK GAAP, in the period in respect of which they are proposed by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which they are declared.

     The following information summarises estimated adjustments, gross of their tax effect, which reconcile net (loss) profit and shareholders' funds from that reported under UK GAAP to that which would have been recorded had US GAAP been applied.

          NET (LOSS) PROFIT

                                                                   YEAR ENDED 31 MARCH
                                                              ------------------------------
                                                                       2004            2005
                                                              --------------  --------------
                                                                   (POUND)M        (POUND)M
           (Loss) profit on ordinary activities
              after taxation under UK GAAP                           (51.1)            94.2
           Adjustment for:
               Directories in progress                               (20.8)           (14.3)
               Pensions                                               (8.0)           (13.2)
               Goodwill                                               96.7             98.6
               Other intangible assets                               (86.5)           (73.0)
               Derivative financial instruments                       21.7              6.1
               Employee incentive plans                               (1.3)            (3.1)
               Deferred taxation                                      28.6             25.3
               Other                                                  (0.6)            (0.8)
                                                              --------------  --------------
          NET (LOSS) PROFIT AS ADJUSTED FOR US GAAP                  (21.3)           119.8
                                                              ==============  ==============

YELL GROUP PLC AND SUBSIDIARIES

11.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

          EQUITY SHAREHOLDERS' FUNDS

                                                                                          AT                AT
                                                                                    31 MARCH          31 MARCH
                                                                                        2004              2005
                                                                                -------------     -------------
                                                                                    (POUND)M          (POUND)M

          Equity shareholders' funds under UK GAAP                                    889.5              884.3
              Adjustment for:
                   Directories in progress                                           (103.2)            (115.6)
                   Pensions                                                            (0.3)             (13.5)
                   Additional minimum pension liability                               (37.9)             (59.0)
                   Goodwill                                                          (562.3)            (485.9)
                   Other intangible assets                                            746.6              678.2
                   Derivative financial instruments                                    (3.2)               2.9
                   Deferred taxation                                                 (182.9)            (136.9)
                   Dividends proposed                                                  41.9               58.9
                   Other                                                                2.3                1.5
                                                                                -------------     -------------
          EQUITY SHAREHOLDERS' FUNDS AS ADJUSTED FOR US GAAP                          790.5              814.9
                                                                                =============     =============

12.      LITIGATION


The exceptional costs of (pound) 36.5 million ((pound)22.8 million after tax) in the year ended 31 March 2005 are the estimated costs relating to lawsuits brought against Yellow Book USA in relation to an advertising campaign that finished in 2004.

The lawsuit filed by Verizon was settled in October 2004. Following publication of our half year results, Yellow Book USA was served with complaints filed as class actions in five US States and the District of Columbia. In these actions, the plaintiffs allege violations of consumer protection legislation and are placing reliance on findings of the New York court in the now settled suit brought against Yellow Book USA by Verizon. On 13 May 2005, the court in New Jersey gave its preliminary approval to a comprehensive national settlement, with no admission of liability. Notice of the terms of settlement will be published to class members and the final approval hearing is anticipated to be held in late summer 2005.

NOTES TO EDITORS

YELL GROUP

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2005, Yell published 111 directories in the United Kingdom and 565 in the United States; in the United Kingdom, where it is a leading player in the classified advertising market, it served 478,000 unique advertisers. In the United States, where it is the leading independent directories business, it served 455,000 unique advertisers.

Yell's brands in the United Kingdom are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the United States are Yellow Book and Yellowbook.com, all of which are trademarks.